UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 25, 2007

SIGNATURE LEISURE, INC.
(Exact Name of Registrant as Specified in its Charter)

Colorado	000-49600	50-0012982
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1375 Semoran Boulevard
Unit 1035
Casselberry, Florida 32707
(Address of Principal Executive Offices)

(407) 599-2886
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)   On June 20, 2007, the President and CEO of Signature Leisure, Inc. (the "Company") received notice of the resignation of Cordovano and Honeck, LLP ("Honeck"), as its independent registered public accounting firm to audit the Company's financial statements. This resignation is effective immediately.

Honeck has resigned due to recent changes in rules promulgated by the Public Company Accounting Oversight Board. Under these changes, Honeck is precluded from auditing the financial statements due to the partner rotation requirements approved by the Securities and Exchange Commission as part of the Sarbanes-Oxley Act of 2002. The Securities Act of 1934 was amended to include the following requirements:

> ''(j) AUDIT PARTNER ROTATION. - It shall be unlawful for a registered public accounting firm to provide audit services to an issuer if the lead (or coordinating) audit partner (having primary responsibility for the audit), or the audit partner responsible for reviewing the audit, has performed audit services for that issuer in each of the 5 previous fiscal years of that issuer.''.

Cordovano and Honeck LLP has provided audit services to Signature Leisure for the December 31, 2002 through 2006 calendar years. In each of these years, Mr. Cole Honeck and Mr. Sam Cordovano acted as the lead and reviewing partners, respectively. As a result, the firm will not be able to perform the December 31, 2007 audit of Signature Leisure.

Honeck's reports to the financial statements of the Company for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, for the years ended December 31, 2006 and 2005 and the subsequent interim period through June 20, 2007, the date of resignation, there were no disagreements with Honeck on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Honeck, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports to the Company's financial statements for such years. During the years ended December 31, 2006 and 2005 and the subsequent interim period through June 20, 2007, there were no "reportable events" as such term is defined in Item 304(a) of Regulation S-B.

The Company has provided Honeck with a copy of this Form 8-K prior to its filing and has requested that it furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Honeck agrees with the above statements and, if not, stating the respects it does not agree. Honeck has furnished that letter, and a copy of it is attached as Exhibit 16.1 to this Form 8-K.

The President and CEO of the Company has commenced the process to appoint a new independent registered public accounting firm to audit its financial statements.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)   Exhibits

16.1   Letter from Cordovano and Honeck, LLP. to the Securities and Exchange Commission, dated June 21, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	SIGNATURE LEISURE, INC.
Date: June 25, 2007	By: \s\ Stephen W. Carnes, President
	Stephen W. Carnes,